

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2010

Mr. Michael J. Peninger
Executive Vice President and Chief Financial Officer
Assurant, Inc.
One Chase Manhattan Plaza, 41st Floor
New York, New York 10005

Re: Assurant, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2010
File No. 001-31978

Dear Mr. Peninger:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Loss Protection and Capital Management, page 80

1. You disclose that during 2009 your subsidiaries entered into two reinsurance agreements with Ibis Re, Ltd, a "non-consolidated special purpose reinsurance company domiciled in the Cayman Islands". In April 2010 you entered into additional reinsurance agreements with Ibis Re, Ltd. Please direct us to existing disclosures or revise your accounting policy to disclose the terms of your reinsurance agreements with Ibis Re and your accounting for these agreements.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Notes to Consolidated Financial Statements (unaudited)
3. Recent Accounting Pronouncements
Recent Accounting Pronouncements – Adopted, page 7

2. Please revise to disclose the process you apply to determine whether Ibis Re, Ltd. is a variable interest entity ('VIE'). Describe the nature of your relationship with Ibis Re, Ltd. and disclose the significant judgments and assumptions made in determining that consolidation is not required. Please ensure that you provide all disclosures pursuant to ASC 810-10-50-2AA and 50-2AB and ASC 810-10-50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding this comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant